UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

The Alpine Group, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

020825 600

(CUSIP Number)

Mr. Steven S. Elbaum
c/o The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

201-549-4400

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Steven S. Elbaum IRS Identification Nos . of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
Not Applicable
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
5,047,399

8. Shared Voting Power
1,262

9. Sole Dispositive Power
6,946,348

10. Shared Dispositive Power
1,262

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,292,525
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
40.7
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.10 per share (the "Common Stock), of the Alpine Group, Inc., a Delaware corporation ("Alpine"). The principal executive offices of Alpine are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name;

(b)	Residence or business address;

(c)	Steven S. Elbaum (the "Reporting Person")
c/o The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

The Reporting Person is Chairman of the Board and Chief Executive Officer of Alpine, an industrial holding company.

(d) and (e) During the last five years, the reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect ot such laws.

(f) Citizenship.

United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is replaced in its entirety by the following:

On December 16, 2010 and April 19, 2011, 52,647 and 31,096 shares of the Common Stock, respectively, were credited to the Reporting Person's account under Alpine's Deferred Stock Account Plan (the "DSA Plan") reflecting employer matching contributions earned under the DSA Plan.

On April 19, 2011, 23,751 shares of the Common Stock were credited to certain participating officers' accounts under the DSA Plan (other than the Reporting Person), reflecting employer matching contributions earned under the DSA Plan. The DSA Plan provides that the Reporting Person has the sole power to vote such shares.

On May 14, 2012, there vested the final tranche of options to purchase 28, 750 shares of the Common Stock originally granted by Alpine to the Reporting Person on May 14, 2008 pursuant to compensatory arrangements with him, which original grant was reported in Amendment No. 8 of this Statement, filed on January 8, 2010. See Item 5 of this Statement for exercise price, and expiration date of the subject option to purchase.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is replaced in its entirety by the following:

The Reporting Person holds his shares for investment purposes and currently has no plans to acquire additional shares, other than pursuant to existing compensatory arrangements with Alpine. The Reporting Person may from time to time acquire additional shares with an intent to increase his investment in Alpine generally.

The shares of the Common Stock referenced in Item 3 of the Statement were received by the Reporting Party, credited to the deferred stock account of the Reporting Party or credited to the deferred stock accounts of other officers of Alpine with sole power to vote such shares vested in the Reporting Party, as the case may be, as a result of existing employee compensatory arrangements.

The Reporting Person currently has no plans or proposals of the type set forth in paragraph(s) (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is replaced in its entirety by the following:

(a) The Reporting Person may be deemed to beneficially own an aggregate of 7,292,525 shares of Common Stock (approximately 40.7% of the outstanding shares of Common Stock as of May 16, 2012).

(b) Number of shares of Common Stock as to which the Reporting Person holds:

(i) Sole power to vote or to direct the vote: 5,047,399 shares of Common Stock. This includes 346,177 shares that have been credited to the accounts of certain officers of Alpine (other than the Reporting Person) under Alpine's Deferred Stock Account Plan, which provides that the Reporting Person has the sole power to vote such shares. This also includes a total of 1,074,391 shares held by two limited liability companies owned or controlled by the Reporting Person. Such amount includes 781,646 shares owned by a limited liability company of which the Reporting Person and Bragi F. Schut, a director of Alpine, are the sole members. The Reporting Person has an economic interest in 426,488 of these shares, but the Reporting Person, as sole manager of the limited liability company, has sole voting and dispositive power with respect to all such shares. This amount also includes 5,000 shares owned by the Reporting Person as custodian for his daughter, as to which shares the Reporting Person disclaims beneficial ownership. Additionally, included in this amount are options to purchase 491,000 shares of Common Stock exercisable within 90 days of the date of this statement, all of which were granted by Alpine to the Reporting Person pursuant to compensatory arrangements, as follows:

Exercise Price	Total Options		Grant Date, Vesting	Total Exercisable Within 90 days	Expiration

$0.76	150,000	6/20/03	33 1/3% per year on each anniversary of grant	150,000	6/20/13
$2.85	226,000	6/26/07	25% per year on each anniversary of grant	226,000	6/26/17
$2.40	115,000	5/14/08	25% per year on each anniversary of grant	115,000	5/14/18
				491,000

The above amount does not include 2,245,126 shares that have been credited to the Reporting Person's account under Alpine's Deferred Stock Account Plan, which provides that such shares shall be voted by action of the Board of Directors of Alpine.

(ii) Shared power to vote or to direct the vote: 1,262 shares owned by the Reporting Person's wife as custodian for their son, as to which shares the Reporting Person disclaims beneficial ownership. *

(iii) Sole power to dispose or to direct the disposition: 6,946,348 shares of Common Stock. This includes 2,245,126 shares that have been credited to the Reporting Person's account under Alpine's Deferred Stock Account Plan. This also includes a total of 1,074,391 shares held by two limited liability companies owned or controlled by the Reporting Person. Such amount includes 781,646 shares owned by a limited liability company of which the Reporting Person and Bragi F. Schut, a director of Alpine, are the sole members. The Reporting Person has an economic interest in 426,488 of these shares, but the Reporting Person, as sole manager of the limited liability company, has sole voting and dispositive power with respect to all such shares. This amount also includes 5,000 shares owned by the Reporting person as custodian for his daughter, as to which shares the Reporting Person disclaims beneficial ownership. This amount does not include the 346,177 shares that have been credited to the accounts of certain officers of Alpine (other than the Reporting Person) under Alpine's Deferred Stock Plan. Additionally, included in this amount are options to purchase 491,000 shares of Common Stock exercisable within 90 days of the date of this Statement, all of which were granted by Alpine to the Reporting Person pursuant to compensatory arrangements, as follows:

Exercise Price	Total Options		Grant Date, Vesting	Total Exercisable Within 90 days	Expiration

$0.76	150,000	6/20/03	33 1/3% per year on each anniversary of grant	150,000	6/20/13
$2.85	226,000	6/26/07	25% per year on each anniversary of grant	226,000	6/26/17
$2.40	115,000	5/14/08	25% per year on each anniversary of grant	115,000	5/14/18
				491,000

(iv) Shared power to dispose or direct the disposition: 1,262 shares owned by the Reporting Person's wife as custodian for their son, as to which shares the Reporting Person disclaims beneficial ownership. *

*Identity and Background.

(a)	Name

Marion J. Elbaum ("Ms. Elbaum")

(b)	Residence or Business Address

c/o The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

(c)	Present principal occupation or employment

Not applicable

(d) and (e) During the last five years, Ms. Elbaum has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

_______________________________________________________________________________________________________

(c) Except as noted above, the Reporting Person did not effect any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is replaced in its entirety by the following:

Other than as described in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Alpine of the type required to be disclosed in Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2012

Date

/s/ Steven S. Elbaum

Signature

Steven S. Elbaum/ Reporting Person

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.